Exhibit 99.1

CYBERARK SOFTWARE LTD.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

CYBERARK SOFTWARE LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

	December 31, 2023	September 30, 2024
		Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$355,933	$1,238,472
Short-term bank deposits	354,472	199,128
Marketable securities	283,016	37,707
Trade receivables (net of allowance for credit losses of $6 and $0 at December 31, 2023 and September 30, 2024, respectively)	186,472	166,157
Prepaid expenses and other current assets	31,550	300,766

Total current assets	1,211,443	1,942,230

LONG-TERM ASSETS:
Marketable securities	324,548	19,311
Property and equipment, net	16,494	17,470
Intangible assets, net	20,202	14,974
Goodwill	153,241	153,241
Other long-term assets	214,816	232,207
Deferred tax assets	81,464	82,382

Total long-term assets	810,765	519,585

TOTAL ASSETS	$2,022,208	$2,461,815

The accompanying notes are an integral part of the condensed consolidated financial statements.

CYBERARK SOFTWARE LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED) (Cont.)

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

	December 31, 2023	September 30, 2024
		Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$10,971	$5,346
Employees and payroll accruals	95,538	86,779
Accrued expenses and other current liabilities	36,562	47,524
Convertible senior notes, net	572,340	535,378
Deferred revenues	409,219	447,757

Total current liabilities	1,124,630	1,122,784

LONG-TERM LIABILITIES:
Deferred revenues	71,413	78,052
Other long-term liabilities	33,839	30,452

Total long-term liabilities	105,252	108,504

TOTAL LIABILITIES	1,229,882	1,231,288

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value – Authorized: 250,000,000 shares at September 30, 2024 and December 31, 2023; Issued and outstanding: 43,573,526 shares at September 30, 2024 and 42,255,336 shares at December 31, 2023, respectively	111	114
Additional paid-in capital	827,260	1,259,840
Accumulated other comprehensive income (loss)	(1,849)	112
Accumulated deficit	(33,196)	(29,539)

Total shareholders' equity	792,326	1,230,527

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,022,208	$2,461,815

The accompanying notes are an integral part of the condensed consolidated financial statements.

CYBERARK SOFTWARE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

U.S. dollars in thousands (except per share data and unless otherwise indicated)

	Nine Months Ended September 30,
	Unaudited
	2023	2024
Revenues:
Subscription	$321,766	$490,230
Perpetual license	13,028	9,484
Maintenance and professional services	193,990	186,644

Total revenues	528,784	686,358

Cost of revenues:
Subscription	54,859	68,132
Perpetual license	1,173	1,248
Maintenance and professional services	60,446	65,231

Total cost of revenues	116,478	134,611

Gross profit	412,306	551,747

Operating expenses:

Research and development	157,653	169,776
Sales and marketing	299,376	333,993
General and administrative	67,038	89,422

Total operating expenses	524,067	593,191

Operating loss	(111,761)	(41,444)
Financial income, net	33,912	50,841

Income (loss) before taxes on income	(77,849)	9,397
Tax benefit (taxes on income)	2,434	(5,740)

Net income (loss)	$(75,415)	$3,657

Basic net income (loss) per ordinary share	$(1.82)	$0.09
Diluted net income (loss) per ordinary share	$(1.82)	$0.08

Other comprehensive income

Change in net unrealized gains on marketable securities:
Net unrealized gains arising during the period	2,327	3,104
Net (gains) losses reclassified into net income (loss)	(16)	556

	2,311	3,660
Change in unrealized net gain (loss) on cash flow hedges:
Net unrealized losses arising during the period	(6,653)	(378)
Net (gains) losses reclassified into net income (loss)	7,466	(1,321)

	813	(1,699)

Other comprehensive income, net of taxes of $426 and $267 for the nine months ended September 30, 2023, and 2024, respectively	3,124	1,961

Total comprehensive income (loss)	$(72,291)	$5,618

The accompanying notes are an integral part of the condensed consolidated financial statements.

CYBERARK SOFTWARE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (UNAUDITED)

U.S. dollars in thousands (except share data and unless otherwise indicated)

	Ordinary shares
	Shares	Amount	Additional paid-in Capital	Accumulated other comprehensive income (loss)	Retained earnings (accumulated deficit)	Total shareholders' equity

Balance as of January 1, 2023	41,028,571	$107	$660,289	$(15,560)	$33,308	$678,144

Exercise of options and vested RSUs granted to employees	893,774	2	4,282	-	-	4,284
Other comprehensive income, net of tax	-	-	-	3,124	-	3,124
Share-based compensation	-	-	102,809	-	-	102,809
Issuance of ordinary shares under employee stock purchase plan	57,032	1	7,502	-	-	7,503
Net loss	-	-	-	-	(75,415)	(75,415)

Balance as of September 30, 2023 (Unaudited)	41,979,377	$110	$774,882	$(12,436)	$(42,107)	$720,449

Exercise of options and vested RSUs granted to employees	214,095	1	6,780	-	-	6,781
Other comprehensive income, net of tax	-	-	-	10,587	-	10,587
Share-based compensation	-	-	37,595	-	-	37,595
Issuance of ordinary shares under employee stock purchase plan	61,864	*	8,003	-	-	8,003
Net income	-	-	-	-	8,911	8,911

Balance as of December 31, 2023	42,255,336	$111	$827,260	$(1,849)	$(33,196)	$792,326

Exercise of options and vested RSUs granted to employees	1,013,139	3	5,242	-	-	5,245
Other comprehensive income, net of tax	-	-	-	1,961	-	1,961
Share-based compensation	-	-	121,806	-	-	121,806
Issuance of ordinary shares under employee stock purchase plan	55,926	*	9,573	-	-	9,573
Conversion of Convertible Senior Notes	249,125	*	39,218	-	-	39,218
Reclassification of Capped Call Transactions	-	-	256,741	-	-	256,741
Net income	-	-	-	-	3,657	3,657

Balance as of September 30, 2024 (Unaudited)	43,573,526	$114	$1,259,840	$112	$(29,539)	$1,230,527

*          Represents an amount lower than $1.

The accompanying notes are an integral part of the condensed consolidated financial statements.

CYBERARK SOFTWARE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands (except per share data and unless otherwise indicated)

	Nine Months Ended September 30,
	Unaudited
	2023	2024
Cash flows from operating activities:
Net income (loss)	$(75,415)	$3,657
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	15,097	11,983
Share-based compensation	102,566	121,421
Amortization of premium and accretion of discount on marketable securities, net and other	(2,724)	(3,591)
Deferred income taxes, net	(10,763)	2,764
Amortization of debt discount and issuance costs	2,245	2,257
Change in fair value of derivative assets	-	(2,591)
Decrease in trade receivables	1,834	20,315
Increase in prepaid expenses, other current and long-term assets and others	(22,565)	(31,778)
Changes in operating lease right-of-use assets	5,495	5,947
Decrease in trade payables	(980)	(6,078)
Increase in short-term and long-term deferred revenue	14,613	45,177
Decrease in employees and payroll accruals	(13,579)	(6,195)
Increase in accrued expenses and other current and long-term liabilities	669	10,216
Changes in operating lease liabilities	(7,187)	(6,353)

Net cash provided by operating activities	9,306	167,151

Cash flows from investing activities:
Investment in short-term and long-term deposits	(204,461)	(221,898)
Proceeds from short-term and long-term deposits	243,630	374,707
Investment in marketable securities and other	(322,049)	(129,481)
Proceeds from sales of marketable securities and other	1,169	483,296
Proceeds from maturities of marketable securities	284,276	204,764
Purchase of property and equipment	(4,253)	(7,090)

Net cash provided by (used in) investing activities	(1,688)	704,298

Cash flows from financing activities:
Proceeds from (payments of) withholding tax related to employee stock plans	3,210	(7,661)
Proceeds from exercise of stock options	4,209	5,245
Proceeds in connection with employee stock purchase plan	11,776	14,867

Net cash provided by financing activities	19,195	12,451

Increase in cash and cash equivalents	26,813	883,900
Effect of exchange rate differences on cash and cash equivalents	(1,955)	(1,361)

Cash and cash equivalents at the beginning of the period	347,338	355,933

Cash and cash equivalents at the end of the period	$372,196	$1,238,472

Non-cash activities:

Lease liabilities arising from obtaining right-of-use-assets	$1,356	$3,503
Non-cash purchase of property and equipment	$731	$1,054
Issuance of ordinary shares for conversions of convertible senior notes	$-	$39,218

Supplemental disclosure of cash flow activities:

Cash paid for income taxes	$7,979	$12,522

The accompanying notes are an integral part of the condensed consolidated financial statements.

CYBERARK SOFTWARE LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except per share data and unless otherwise indicated)

NOTE 1:-	OVERVIEW, BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

a.
CyberArk Software Ltd. (together with its subsidiaries, the “Company”) is an Israeli company that develops, markets and sells software-based identity security solutions and services. The Company's solutions and services secure access for any identity – human or machine – to help organizations secure critical business assets, protect their distributed workforce and customers, and accelerate business in the cloud. With CyberArk’s identity security platform, organizations can enable Zero Trust and least privilege with broad visibility, ensuring that every identity can securely access any approved resource, located anywhere, from everywhere – with a single Identity Security Platform. CyberArk has extended intelligent privilege controls across the entire identity lifecycle, for all types of identities. The CyberArk Identity Security Platform enables organizations to secure all identities – including workforce, IT, developers and machines – against cyber threats with intelligent privilege controls.

b.	Basis of presentation:

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting and include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

The condensed consolidated balance sheet as of December 31, 2023 was derived from the audited consolidated financial statements as of that date, but does not include all of the disclosures, including certain notes required by GAAP on an annual reporting basis. Certain information and note disclosures normally included in the financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. Therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the related notes thereto as of and for the year ended December 31, 2023, included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on March 13, 2024.

In management’s opinion, the unaudited condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and reflect all adjustments, which include only normal recurring adjustments necessary for the fair presentation of the Company’s financial position as of September 30, 2024, the Company’s condensed consolidated statements of comprehensive income (loss) and shareholders’ equity for the nine months ended September 30, 2024 and 2023, and cash flows for the nine months ended September 30, 2024 and 2023. The results for the nine months ended September 30, 2024 are not necessarily indicative of the results to be expected for the full year ending December 31, 2024 or any other future interim or annual period.

CYBERARK SOFTWARE LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except per share data and unless otherwise indicated)

NOTE 1:-	OVERVIEW, BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Use of estimates:

The preparation of condensed financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. Such management estimates and assumptions are related, but not limited to contingent liabilities, income tax uncertainties, deferred taxes, share-based compensation, fair value of the convertible senior notes liability, as well as the determination of standalone selling prices in revenue transactions with multiple performance obligations and the estimated period of benefit for deferred contract costs. The Company’s management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the condensed consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

d.	Concentration of credit risks:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, marketable securities, trade receivables, severance pay funds, derivative instruments and capped call transactions.

The majority of the Company’s cash and cash equivalents and short-term bank deposits are invested with major banks in Israel and the United States. Such investments in the United States are in excess of insured limits and are not insured in other jurisdictions. Generally, these investments may be redeemed upon demand, and the Company believes that the financial institutions that hold the Company’s cash deposits are financially sound and, accordingly, bear minimal risk.

The Company’s marketable securities consist of investments, which are highly rated by credit agencies, in government, corporate and government sponsored enterprises debentures. The Company’s investment policy limits the amount that the Company may invest in any one type of investment or issuer, in order to reduce credit risk concentrations.

The trade receivables of the Company are mainly derived from sales to a diverse set of customers located primarily in the United States, Europe and Asia. The Company performs ongoing credit evaluations of its customers and, to date, has not experienced any significant losses.

The Company has entered into forward contracts with major banks in Israel to protect against the risk of changes in exchange rates. The derivative instruments hedge a portion of the Company’s non-dollar currency exposure.

CYBERARK SOFTWARE LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except per share data and unless otherwise indicated)

NOTE 1:-	OVERVIEW, BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The capped call transactions are subject to credit risk to the extent that the counterparties may be unable to meet their obligations under the contracts. The Company monitors the credit quality of the counterparties but does not currently anticipate any nonperformance.

e.	Significant Accounting Policies:

There have been no material changes in the significant accounting policies from those that were disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2023 included in the Annual Report on Form 20-F other than those noted below.

f.	Recently issued accounting standards:

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures, which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. In addition, it provides new segment disclosure requirements for entities with a single reportable segment. The guidance will be effective for the Company for annual periods beginning January 1, 2024 and for interim periods beginning January 1, 2025. Early adoption is permitted. The Company is currently evaluating the impact on its financial statement disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740), Improvements to Income Tax Disclosures, which requires disaggregated information about the effective tax rate reconciliation as well as information on income taxes paid. The guidance will be effective for the Company for annual periods beginning January 1, 2025, with early adoption permitted. The Company is currently evaluating the impact on its financial statement disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Topic 2020): Disaggregation of Income Statement Expenses, which requires disaggregated disclosure in the notes to the financial statements of prescribed categories of expenses within relevant income statement captions. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact on its financial statement disclosures.

g.	Reclassification:

Certain comparative figures have been reclassified to conform to the current period presentation.

CYBERARK SOFTWARE LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except per share data and unless otherwise indicated)

NOTE 2:-  REVENUE RECOGNITION

The following table presents the Company’s revenue by category:

	Nine Months Ended September 30,
	2023	2024
	(Unaudited)

SaaS	$209,299	$330,652
Self-hosted subscription*	112,467	159,578
Perpetual license	13,028	9,484
Maintenance and support	156,323	147,809
Professional services	37,667	38,835

	$528,784	$686,358

* Self-hosted subscription also includes maintenance associated with self-hosted subscriptions. For additional information regarding disaggregated revenues, please refer to Note 11 below.

Unbilled Receivable:

The Company records unbilled receivables from contracts when the revenue recognized exceeds the amount billed to the customer. As of December 31, 2023 and September 30, 2024, $20,194 and $26,853 short-term unbilled receivables are included in trade receivables, respectively, and $1,000 and $5,031 long-term unbilled receivables are included in other long-term assets, respectively.

Contract Liabilities:

Contract liabilities consist of deferred revenue and include unearned amounts received under maintenance and support contracts and professional services that do not meet the revenue recognition criteria as of the balance sheet date. Contract liabilities also include unearned, invoiced amounts in respect of SaaS and self-hosted subscription contracts whereby there is an unconditional right for consideration. Deferred revenues are recognized as (or when) the Company performs under the contract. During the nine months ended September 30, 2024, the Company recognized $355,313 that were included in the deferred revenues balance as of December 31, 2023.

Remaining Performance Obligations:

Transaction price allocated to remaining performance obligations represents non-cancelable contracts that have not yet been recognized, which include deferred revenues and amounts not yet received that will be recognized as revenue in future periods.

The aggregate amount of the transaction price allocated to remaining performance obligations was $1,061 million as of September 30, 2024, out of which the Company expects to recognize approximately 60% during the next 12 months and the remainder thereafter.

CYBERARK SOFTWARE LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except per share data and unless otherwise indicated)

NOTE 2:-  REVENUE RECOGNITION (Cont.)

Deferred Contract Costs:

Sales commissions are considered incremental and recoverable costs of obtaining a contract with a customer. Sales commissions are capitalized and amortized over an expected period of benefit.

For the nine months ended September 30, 2023 and 2024, the amortization of deferred contract costs included mainly in sales and marketing expenses was $39,800 and $46,462, respectively.

As of December 31, 2023 and September 30, 2024, the Company presented deferred contract costs from contracts which are for periods of less than 12 months of $696 and $452 in prepaid expenses and other current assets, respectively, and deferred contract costs in respect of contracts which are greater than 12 months of $166,733 and $181,751 in other long-term assets, respectively.

CYBERARK SOFTWARE LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except per share data and unless otherwise indicated)

NOTE 3:- DERIVATIVE INSTRUMENTS

The company instituted a foreign currency cash flow hedging program to hedge against the risk of changes in cash flows mainly resulting from foreign currency salary payments during the year. The Company hedges portions of its forecasted expenses denominated in NIS. These forward and swap contracts are designated as cash flow hedges, as defined by ASC No. 815, and are all effective, as their critical terms match underlying transactions being hedged.

As of December 31, 2023 and September 30, 2024, the amount recorded in accumulated other comprehensive income (loss) from the Company’s currency forward and swap transactions was $2,670, net of tax of $364, and $971, net of tax of $132, respectively.

As of September 30, 2024, the notional amounts of foreign exchange forward and swap contracts  into which the Company entered were $116,769. The foreign exchange contracts will expire by December 2025. The fair value of derivative instruments assets balances as of December 31, 2023 and September 30, 2024, totaled $3,074 and $1,355, respectively. The fair value of derivative instruments liabilities balances as of December 31, 2023 and September 30, 2024, totaled $40 and $252, respectively.

The following table presents gains (losses) reclassified from accumulated other comprehensive income (loss) to the statements of comprehensive income (loss) per line item:

	Nine Months Ended September 30,
	2023	2024
	(Unaudited)

Cost of revenues	$507	$(85)
Research and development	5,563	(990)
Sales and marketing	942	(167)
General and administrative	1,472	(259)

Total gains (losses), before tax benefit (taxes on income)	8,484	(1,501)
Tax benefit (taxes on income)	(1,018)	180

Total gains (losses), net of tax benefit (taxes on income)	$7,466	$(1,321)

CYBERARK SOFTWARE LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except per share data and unless otherwise indicated)

NOTE 3:- DERIVATIVE INSTRUMENTS (Cont.)

In addition to the derivatives that are designated as hedges as discussed above, the Company enters into certain foreign exchange forward and swap transactions and holds foreign exchange deposits to economically hedge certain net asset balances in Euros, British Pounds Sterling, and NIS. Gains and losses related to such derivative instruments are recorded in financial income, net. As of September 30, 2024, with respect to these transactions, the notional amounts of foreign exchange forward contracts into which the Company entered were $68,440. The foreign exchange forward contracts will expire by January 2029.

The fair value of derivative instruments assets balances as of December 31, 2023 and September 30, 2024, totaled $6 and $78, respectively. The fair value of derivative instruments liabilities balances as of December 31, 2023 and September 30, 2024, totaled $996 and $1,458, respectively. For the nine months ended September 30, 2023 and 2024, the Company recorded financial income, net from hedging transactions of $306 and $(644), respectively.

As further described in Note 7, convertible senior notes, net, as of September 30, 2024, the Company recognized a derivative asset of $259.3 million related to the settlement of the capped call transactions.

NOTE 4:-	MARKETABLE SECURITIES

The following tables summarize the amortized cost, unrealized gains and losses, and fair value of available-for-sale marketable securities as of December 31, 2023 and September 30, 2024:

	December 31, 2023
	Amortized cost	Gross unrealized losses	Gross unrealized gains	Fair value

Corporate debentures	$324,485	$(4,998)	$357	$319,844
Government debentures	288,214	(828)	334	287,720

Total	$612,699	$(5,826)	$691	$607,564

	September 30, 2024 (Unaudited)
	Amortized cost	Gross unrealized losses	Gross unrealized gains	Fair value

Corporate debentures	$57,692	$(983)	$11	$56,720
Government debentures	301	(3)	-	298

Total	$57,993	$(986)	$11	$57,018

CYBERARK SOFTWARE LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except per share data and unless otherwise indicated)

NOTE 4:-	MARKETABLE SECURITIES (Cont.)

The following table summarizes the continuous unrealized loss position and fair value of available-for-sale marketable securities as of December 31, 2023 and September 30, 2024, by duration of continuous unrealized loss:

	December 31, 2023		September 30, 2024 (Unaudited)
	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value

Continuous unrealized loss position for less than 12 months	$(590)	$186,910	$-	$-
Continuous unrealized loss position for more than 12 months	(5,236)	190,560	(986)	54,080

	$(5,826)	$377,470	$(986)	$54,080

The following table summarizes the amortized cost and fair value of available-for-sale marketable securities as of December 31, 2023 and September 30, 2024, by contractual years-to maturity:

	December 31, 2023		September 30, 2024 (Unaudited)
	Amortized cost	Fair value	Amortized cost	Fair value

Due within one year	$285,012	$283,016	$38,136	$37,707
Due between one and four years	327,687	324,548	19,857	19,311

	$612,699	$607,564	$57,993	$57,018

CYBERARK SOFTWARE LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except per share data and unless otherwise indicated)

NOTE 5:- FAIR VALUE MEASUREMENTS

The carrying values of cash and cash equivalents, short-term bank deposits, trade receivables, prepaid expenses and other long-term and current assets, trade payables, employees and payroll accruals and accrued expenses and other current liabilities approximate their fair values due to the short-term maturities of these instruments.

The following tables present the fair value of money market funds and marketable securities as of December 31, 2023 and September 30, 2024:

	December 31, 2023			September 30, 2024 (Unaudited)
	Level 1	Level 2	Total	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market funds	$315,784	$-	$315,784	$1,199,491	$-	$-	$1,199,491
Corporate debentures and commercial paper	-	1,001	1,001	-	-	-	-
Government debentures	-	1,194	1,194	-	-	-	-

Marketable securities:
Corporate debentures and commercial paper	-	319,844	319,844	-	56,720	-	56,720
Government debentures	-	287,720	287,720	-	298	-	298

Derivative assets:
Capped call transactions	-	-	-	-	-	259,331	259,331

Total money market funds, marketable securities derivative assets measured at fair value	$315,784	$609,759	$925,543	$1,199,491	$57,018	$259,331	$1,515,840

As of September 30, 2024, the estimated fair value of the Company's convertible senior notes was $993.2 million. The fair value was determined based on the closing quoted price of the convertible senior notes as of the last day of trading for the period and is considered Level 2 measurement. The fair value of the convertible senior notes is primarily affected by the trading price of the Company’s ordinary shares and market interest rates.

The Capped Call Transactions (as defined in Note 7) are considered Level 3 measurement as the Company applies the Black-Scholes option pricing model and uses historical volatility to determine expected share price volatility which is an unobservable input that is significant to the valuation.

NOTE 6:-	NON-CANCELABLE MATERIAL PURCHASE OBLIGATIONS

The Company entered into non-cancelable material agreements for the receipt of cloud infrastructure services and subscription-based cloud services. Future payments under non-cancelable material purchase obligations as of September 30, 2024 (Unaudited) are as follows:

2024 (remaining three months)	15,883
2025	54,681
2026	60,326
2027	48,750

$179,640

CYBERARK SOFTWARE LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except per share data and unless otherwise indicated)

NOTE 7:-	CONVERTIBLE SENIOR NOTES, NET

a.	Convertible senior notes, net:

The net carrying amount of the liability of the convertible senior notes issued by the company in 2019 (“Convertible Notes”) as of December 31, 2023 and September 30, 2024 is as follows:

	December 31, 2023	September 30, 2024
		(Unaudited)
Liability component:

Remaining principal amount	$575,000	$535,781
Unamortized issuance costs	(2,660)	(403)

Net carrying amount	$572,340	$535,378

Interest expense related to the Convertible Notes was as follows:

	Nine Months Ended September 30,
	2023	2024
	(Unaudited)

Amortization of debt issuance costs	$2,245	$2,257

Total interest expense recognized	$2,245	$2,257

During the nine months ended September 30, 2024, the conditions allowing holders of the Convertible Notes to convert were met. The Company has received conversion notices from the holders and converted $39.2 million in aggregate principal amount of the Convertible Notes. As of December 31, 2023 and September 30, 2024, the Convertible Notes are classified as a current liability.

Subsequent to September 30, 2024, $535.3 million in aggregate principal amount of the Convertible Notes were converted for physical settlement, and $0.5 million were repaid in cash at par at maturity.

CYBERARK SOFTWARE LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except per share data and unless otherwise indicated)

NOTE 7:-	CONVERTIBLE SENIOR NOTES, NET (Cont.)

b.	Capped Call Transactions:

In connection with the pricing of the Convertible Notes and the exercise by the initial purchasers of the over-allotment option, the Company entered into privately negotiated capped call transactions (“Capped Call Transactions”) with certain financial institutions (“Option Counterparties”). The Capped Call Transactions covered, collectively, the number of the Company's ordinary shares underlying the Convertible Notes, subject to anti-dilution adjustments substantially similar to those applicable to the Convertible Notes.

The Capped Call Transactions had an initial strike price of $157.53 per share, subject to certain adjustments, which corresponded to the approximate initial conversion price of the Convertible Notes.

The cap price of the Capped Call Transactions was initially $229.14 per share and was subject to certain adjustments under the terms of the Capped Call Transactions. The Capped Call Transactions were separate transactions, in each case, entered into by the Company with the Option Counterparties, and were not part of the terms of the Convertible Notes and would not change the holders' rights under the Convertible Notes.

On September 17, 2024, the Company reclassified the Capped Calls transactions from equity at fair value. The Capped Calls Transactions were previously recorded as part of equity since the Company could have elected the settlement method and equity classification was not precluded under ASC 815. The Company determined that as of September 17, 2024, it could no longer change the settlement method, and the Capped Call Transactions were required to be reclassified and measured at fair value through earnings since cash settlement became mandatory.

As such, $256.7 million was reclassified from additional paid-in capital to derivative assets which is a component of prepaid expenses and other current assets on the condensed consolidated balance sheets. The change in fair value of the derivative asset from the reclassification date to September 30, 2024, was $2.6 million and was recorded to financial income, net on the condensed consolidated statements of comprehensive income (loss).

On November 15, 2024, the Company received $261.4 million in cash from the settlement of the Capped Call Transactions.

CYBERARK SOFTWARE LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except per share data and unless otherwise indicated)

NOTE 8:- REVOLVING CREDIT FACILITY

On June 25, 2024, the Company entered into a revolving credit facility agreement (“Credit Facility”) with Bank Leumi le-Israel B.M. (“Lender”). The Credit Facility enables the Company to borrow up to $250 million and matures on June 24, 2026.

The borrowings under the Credit Facility bear interest at a base rate plus a spread of 0.8% to 1.8%, or a three month Secured Overnight Financing Rate (“SOFR”) plus a spread of 2.45% to 4%. The ongoing fee on undrawn amounts is 0.7%.

The Credit Facility requires the Company to maintain at all times a minimum amount of $150 million unrestricted Cash and Cash equivalents, of which a minimum amount of $60 million is in the loan account. In addition, the Company is required to maintain a maximum quarterly net debt to adjusted EBITDA ratio of 4.5, stepping down to 2.5 over time. Non-compliance with a financial covenant may be cured by the next consecutive quarter. In addition, the Credit Facility limits the Company’s ability and the ability of its subsidiaries to, among other things, undergo a change in control, merge or consolidate, make acquisitions and incur pledges.

As of September 30, 2024, the Company has no outstanding amounts under the Credit Facility and was in compliance with all financial covenants.

NOTE 9:- SHAREHOLDERS' EQUITY

a.	Ordinary shares:

The ordinary shares of the Company confer upon the holders the right to receive notices of and to participate and vote in general meetings of the Company, rights to receive dividends and rights to participate in distribution of assets upon liquidation.

b.	Share-based compensation:

The 2024 Share Incentive Plan (the “2024 Plan”) was adopted by our board of directors and became effective on June 1, 2024. 1,787,022 ordinary shares reserved for issuance were transferred from the 2014 Share Incentive Plan to the 2024 Plan.

The maximum aggregate number of shares that may be issued pursuant to awards under this 2024 Plan is the sum of (a) 1,786,992 ordinary shares, plus (b) on January 1 of each calendar year commencing in 2025, a number of ordinary shares equal to the lesser of: (i) an amount determined by the Board, if so determined prior to the January 1 of the calendar year in which the increase will occur, (ii) 4% of the total number of ordinary shares of the Company outstanding on December 31 of the immediately preceding calendar year, and (iii) 4,000,000 ordinary shares.

On January 1, 2021, the Company’s Employee Share Purchase Plan (“ESPP”) became effective. The ESPP enables eligible employees of the Company and its designated subsidiaries to elect to have payroll deductions made during a six-month offering period in an amount not exceeding 15% of the gross base compensation which the employees receive. The applicable purchase price will be no less than 85% of the lesser of the fair market value of the Company’s ordinary shares on the first day or the last day of the purchase period. The total number of ordinary shares initially reserved under the ESPP as of January 1, 2021 was 125,000 shares (the “ESPP Share Pool”). On January 1 of each year between 2022 and 2026, the ESPP Share Pool will be increased by a number of ordinary shares equal to the lower of (i) 1,000,000 ordinary shares, (ii) 1% of the Company’s outstanding ordinary shares on December 31 of the immediately preceding calendar year, and (iii) a lesser number of ordinary shares determined by the Company’s board of directors.

CYBERARK SOFTWARE LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except per share data and unless otherwise indicated)

NOTE 9:- SHAREHOLDERS' EQUITY (Cont.)

Under the 2024 Plan, options, restricted stock units (“RSUs”), performance share units (“PSUs”) and other share-based awards may be granted to employees, officers, non-employee consultants and directors of the Company.

Under the 2024 Plan and ESPP, as of September 30, 2024, an aggregate number of 1,961,984 ordinary shares were reserved for future grant. Any share under the 2024 Plan underlying an award that is cancelled, terminated or forfeited for any reason without having been exercised will automatically be available for grant under the 2024 Plan.

The total share-based compensation expense related to all of the Company's equity-based awards, recognized for the nine months ended September 30, 2023 and 2024 is comprised as follows:

	Nine Months Ended September 30,
	2023	2024
	(Unaudited)

Cost of revenues	$13,112	$15,857
Research and development	21,797	24,258
Sales and marketing	43,990	49,277
General and administrative	23,667	32,029

Total share-based compensation expense	$102,566	$121,421

The total unrecognized compensation cost amounted to $336,493 as of September 30, 2024 and is expected to be recognized over a weighted average period of 2.69 years.

CYBERARK SOFTWARE LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except per share data and unless otherwise indicated)

NOTE 9:-	SHAREHOLDERS' EQUITY (Cont.)

c.	Options granted to employees:

There were no options granted during the nine months ended September 30, 2024.

A summary of the activity in options to employees for the nine months ended September 30, 2024 is as follows:

	Amount of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)

Balance as of December 31, 2023	244,787	$78.85	4.24	$34,320

Exercised	77,569	$67.61		$14,921
Forfeited and expired	1,046	$127.64		$170

Balance as of September 30, 2024	166,172	$83.79	3.75	$34,535

Exercisable as of September 30, 2024	158,055	$80.22	3.57	$33,412

The expected volatility of the Company’s ordinary shares is based on the Company’s historical volatility. The expected option term represents the period of time that options granted are expected to be outstanding, based upon historical experience.

d.	A summary of RSUs and PSUs activity for the nine months ended September 30, 2024 is as follows:

	Amount of RSUs and PSUs	Weighted average grant date fair value

Unvested as of December 31, 2023	2,639,337	$136.15

Granted	832,673	236.8
Vested	935,570	129.42
Forfeited	91,805	145.84

Unvested as of September 30, 2024	2,444,635	$172.64

The total fair value of RSUs and PSUs vested (based on fair value of the Company’s ordinary shares at vesting date) during the nine months ended September 30, 2024 was $234,122.

The amount of unvested PSU as of September 30, 2024 is 326,390.

CYBERARK SOFTWARE LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except per share data and unless otherwise indicated)

NOTE 9:-	SHAREHOLDERS' EQUITY (Cont.)

e.
The following table summarizes the assumptions used in the Black-Scholes option pricing model to determine the fair value of the Company’s ordinary shares to be issued under the ESPP started on June 1, 2024:

Nine Months Ended September 30,
2024
ESPP

Expected volatility	28.23%
Expected dividends	0%
Expected term (in years)	0.5
Risk free rate	5.39%

NOTE 10:-  BASIC AND DILUTED NET INCOME (LOSS) PER SHARE

	Nine Months Ended September 30,
	2023	2024
	(Unaudited)

Net Income (loss) available to shareholders of ordinary shares	$(75,415)	$3,657
Weighted-average shares used in computing basic net income (loss) per ordinary shares	41,539,052	42,879,017

Weighted-average effect of potentially dilutive securities:
Employee equity incentive plans	-	1,411,407
Weighted-average shares used in computing diluted net income (loss) per ordinary shares	41,539,052	44,290,424

Net income (loss) per share, basic	$(1.82)	$0.09
Net income (loss) per share, diluted	$(1.82)	$0.08

The total weighted average number of shares related to outstanding options, RSUs and PSUs that have been excluded from the computation of diluted net income (loss) per ordinary share due to their antidilutive effect was 3,031,519 and 18,986 for the nine months ended September 30, 2023 and 2024, respectively.

Additionally, approximately 3.6 million shares underlying the Convertible Notes are not considered in the calculation of diluted net income (loss) per share for the nine months ended September 30,2023 and 2024, respectively, as the effect would be anti-dilutive.

CYBERARK SOFTWARE LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except per share data and unless otherwise indicated)

NOTE 11: - SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

a.
The Company identifies operating segments in accordance with ASC Topic 280, "Segment Reporting". Operating segments are defined as components of an entity for which separate financial information is available and is regularly reviewed by the chief operating decision maker in making decisions regarding resource allocation and evaluating financial performance. The Company determined it operates in one reportable segment as the Company’s chief operating decision maker is the Chief Executive Officer who makes operating decisions, assesses performance and allocates resources on a consolidated basis.

b.	The total revenues are attributed to geographic areas based on the location of the Company’s channel partners which are considered as end customers, as well as direct customers of the Company.

The following table presents total revenues for the nine months ended September 30, 2023 and 2024:

Revenues:

	Nine Months Ended September 30,
	2023	2024
	(Unaudited)

United States	$282,645	$340,662
Israel	4,858	6,223
United Kingdom	33,099	40,184
Europe, the Middle East and Africa *	119,075	170,668
Other	89,107	128,621
	$528,784	$686,358

For the nine months ended September 30, 2023 and 2024, no single customer contributed more than 10% to the Company’s total revenues.

*          Excluding United Kingdom and Israel

CYBERARK SOFTWARE LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except per share data and unless otherwise indicated)

NOTE 12: - SUBSEQUENT EVENTS

On October 1, 2024, the Company completed the acquisition of Venafi Holdings, Inc., a leader in machine identity management, and its subsidiaries (collectively, “Venafi”). This acquisition will combine Venafi’s machine identity management capabilities with the Company’s leading identity security capabilities to establish a unified platform for end-to-end machine identity security at enterprise scale.

The Company will account for the acquisition as a business combination in accordance with ASC No. 805, “Business Combinations”. The purchase consideration transferred to Venafi amounted to $1.66 billion in a combination of $1.02 billion in cash and $0.64 billion by the issuance of 2,285,076 Company ordinary shares.